Exhibit 99.1

OwlTing Group (NASDAQ: OWLS) Expands Visa Collaboration to Support U.S. Debit Card Funding of USDC Transactions

Visa Direct integration supports a new on-ramp capability across OwlPay's product suite, enabling eligible U.S. debit cardholders to fund USDC transactions without a standalone exchange account

Arlington, Virginia, United States, April 9, 2026 – OwlTing Group (NASDAQ: OWLS) (“OwlTing” or the “Company”), the operating brand of OBOOK Holdings Inc., a global fintech company, today announced an expansion of its collaboration with Visa, a world leader in digital payments, to support the use of Visa Direct within OwlPay’s payment infrastructure1. The integration creates a trusted card-to-wallet on-ramp channel for mainstream consumers and extends OwlTing’s digital currency access capabilities across the broader OwlPay product suite2.

1 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

2 Availability varies by eligibility and geography. Please refer to your OwlPay or Visa representative for more information on availability.

According to the Federal Reserve, 74% of U.S. consumers use a debit card every month3, driving a payment ecosystem that processes $4.7 trillion in annual purchase volume4. For many consumers, acquiring USDC5 has historically required opening and funding an account through a dedicated digital asset exchange platform. By integrating Visa Direct into OwlPay, OwlTing expects to streamline that process for eligible users by enabling debit-card funding directly into supported USDC workflows.

“Digital currencies have reached the point where the infrastructure is ready, but the on-ramp is still broken for most people,” said Darren Wang, Founder and CEO at OwlTing Group. “By integrating Visa Direct into OwlPay, we are connecting the debit cards that most Americans already use to a digital dollar infrastructure. The result is a meaningful reduction in the friction that has kept digital currencies out of everyday financial life, utilizing the security and global reach of the Visa network.”

“Digital currencies are opening up new ways to move money faster and more flexibly, but making that work in the real world depends on trusted infrastructure,” said Vira Platonova, Global Head of Visa Direct. “Visa Direct helps make that possible by connecting new forms of value with existing payment systems, backed by the security, reliability, and compliance needed to support transparent flows.”

3 According to the Federal Reserve “2025 Findings from the Diary of Consumer Payment Choice”. Please see: https://www.frbservices.org/binaries/content/assets/crsocms/news/research/2025-diary-of-consumer-payment-choice.pdf

4 According to the Federal Reserve “2023 Interchange Fee Revenue, Covered Issuer Costs, and Covered Issuer and Merchant Fraud Losses Related to Debit Card Transactions”. Please see: https://www.federalreserve.gov/paymentsystems/files/debitfees_costs_2023.pdf

5 USDC is issued by regulated affiliates of Circle. A list of Circle’s regulatory authorizations can be found at circle.com/en/legal/licenses.

The capability is now live within OwlPay Harbor, OwlTing's global on/off-ramp infrastructure. For enterprise and platform partners, this allows them to offer card-funded USDC acquisition to eligible U.S. users without the burden of building an independent exchange infrastructure. By integrating Visa Direct with OwlPay Harbor, partners can convert eligible users with a U.S. debit card into a potential USDC liquidity participant upon activation.

On the consumer front, eligible users may access the Visa Direct on-ramp through OwlPay Wallet Pro, OwlTing’s user-controlled digital wallet designed to provide users with direct control over their digital asset holdings. Once an eligible debit card is linked, users can initiate a USDC transaction through a streamlined authorization flow with funds made available upon settlement, subject to program terms and eligibility requirements.

Once funded, users can spend USDC at leading U.S. retailers with gift cards, transfer assets to third-party platforms, or send funds globally through integrated settlement channels, including direct pushes to eligible Visa debit cards, local bank accounts via the Circle Payment Network, or global cash pickup through MoneyGram.

OwlPay Cash, OwlTing's consumer remittance app covering key U.S. outbound corridors, will integrate this Visa Direct on-ramp in a subsequent phase. This will allow remittance senders to transition seamlessly from a card swipe to a cross-border digital currency transfer within a single, unified flow.

As adoption scales across both enterprise and consumer touchpoints, OwlTing anticipates that Visa Direct-supported transaction flows may contribute to incremental transaction-based revenue. OwlTing's regulatory footprint spans 41 U.S. states6, strengthening the compliance framework through which this collaboration operates.

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6 As of March 2026, OwlTing Group has obtained MTL licenses or their equivalent in 40 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 41 U.S. States. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en.

About OwlTing Group

OwlTing Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company founded in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2026, OwlTing was named to the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list, ranking No. 226 among the top 500 fastest-growing companies in the region with a 42% CAGR. In 2025, OwlTing was ranked among the top 2 global players for the "Enterprise & B2B" category in the digital currency sector by CB Insights' statistics. The Company’s mission is to use distributed ledger technology to provide businesses with more reliable and transparent data management, to reinvent the global flow of funds for businesses and consumers, and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a hybrid payment solution, to empower global businesses to operate confidently in the expanding digital currency economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

OwlTing Group Media Relations

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OwlTing Group Investor Relations

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